Sharon D. Mitchell
Attorney at Law
1357 N Bywood
Clawson, Michigan 48017
(248) 515-6035 (phone)  (760) 369-3350 (fax)  sharondmac@att.net
MAILING ADDRESS:  57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284

14 July 2008

VIA EDGAR

Ms. Amanda McManus, Branch Chief
Ms. Rolaine Bancroft
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S-1
File No. 333-148094

Dear Ms. McManus & Ms. Bancroft:

Please find attached Securities and Exchange Commission Form S-1 Registration Statement with regard to the above-referenced company, DRS Inc.  A filing fee of $252.13 has been entered for DRS Inc. with the SEC in anticipation of this S-1 filing.

Should you have any questions, or need further information, please do not hesitate to contact me.  Thank you in advance for your kind assistance regarding this matter.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

sdm/
Enclosures